

DIVISION OF
CORPORATION FINANCE

November 20, 2012

<u>Via E-mail</u>
John A. Thain
Chairman and Chief Executive Officer
CIT Group Inc.
11 West 42nd Street
New York, New York 10036

> **Re:** **CIT Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-31369**

Dear Mr. Thain:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. In your letter to us dated July 10, 2009, you stated that you were in the process of reporting two Cuba-related transactions to OFAC. Please describe to us any significant developments related to, and the current status of, the OFAC matter.

2. We note the disclosure on page 68 that your commercial aerospace portfolio includes investments in Latin America, Africa, and the Middle East, regions that include Cuba, Sudan, Syria, and Iran. As you know, Cuba, Sudan, Syria, and Iran are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding contacts with the referenced countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with, Cuba, Sudan, Syria, and/or Iran, whether through subsidiaries, customers, or other direct or indirect arrangements, since your July

2009 letter. Your response should describe any products, components, equipment, technology, or services you have provided into Cuba, Sudan, Syria, and/or Iran, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Todd Schiffman
Assistant Director
Division of Corporation Finance